UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

 ________________________________

ADC Therapeutics SA
(Name of Issuer)
Common Shares, par value CHF 0.08 per share
(Title and Class of Securities)
H0036K147
(CUSIP Number)
Stephen Evans-Freke
Auven Therapeutics Holdings L.P.
171 Main Street
Road Town
Tortola
British Virgin Islands VG1110
(340) 779-6908
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 9, 2020
(Date of Event Which Requires Filing of Statement)

  ________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON A.T. Holdings II Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,193,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,193,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,193,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 76,715,852 common shares of ADC Therapeutics SA (the “Issuer”) outstanding as of September 28, 2020, following the closing of a public offering by the Issuer, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2020.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON C.T. Phinco Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 22,193,730
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,193,730
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,193,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 76,715,852 common shares of the Issuer outstanding as of September 28, 2020, following the closing of a public offering by the Issuer, as reported in the Issuer’s prospectus filed with the SEC on September 25, 2020.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON ADC Products Switzerland Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,773,122
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,773,122
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,773,122
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 76,715,852 common shares of the Issuer outstanding as of September 28, 2020, following the closing of a public offering by the Issuer, as reported in the Issuer’s prospectus filed with the SEC on September 25, 2020.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,193,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,193,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,193,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 76,715,852 common shares of the Issuer outstanding as of September 28, 2020, following the closing of a public offering by the Issuer, as reported in the Issuer’s prospectus filed with the SEC on September 25, 2020.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics General L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,193,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,193,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,193,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)
Based on 76,715,852 common shares of the Issuer outstanding as of September 28, 2020, following the closing of a public offering by the Issuer, as reported in the Issuer’s prospectus filed with the SEC on September 25, 2020.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,193,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,193,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,193,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)
Based on 76,715,852 common shares of the Issuer outstanding as of September 28, 2020, following the closing of a public offering by the Issuer, as reported in the Issuer’s prospectus filed with the SEC on September 25, 2020.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Stephen Evans-Freke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,193,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,193,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,193,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on 76,715,852 common shares of the Issuer outstanding as of September 28, 2020, following the closing of a public offering by the Issuer, as reported in the Issuer’s prospectus filed with the SEC on September 25, 2020.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Peter B. Corr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,193,730
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,193,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 22,193,730
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on 76,715,852 common shares of the Issuer outstanding as of September 28, 2020, following the closing of a public offering by the Issuer, as reported in the Issuer’s prospectus filed with the SEC on September 25, 2020.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by A.T. Holdings II Sàrl (“A.T. Holdings II”), C.T. Phinco Sàrl (“C.T. Phinco”), ADC Products Switzerland Sàrl (“ADC Products”), Auven Therapeutics Holdings L.P. (“Auven Therapeutics”), Auven Therapeutics General L.P. (“Auven Therapeutics General”), Auven Therapeutics GP Ltd. (“Auven Therapeutics GP”), Stephen Evans-Freke and Peter B. Corr (collectively, the “Reporting Persons”) on May 29, 2020. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 1 is being filed to report dispositions of beneficial ownership of Common Shares in an amount equal to one percent or more of the Issuer’s outstanding Common Shares since the Reporting Persons filed the Schedule 13D.

Pursuant to an Agreement for Transfer of Shares, dated September 2, 2020, A.T. Holdings II sold a total of 500,000 Common Shares for a purchase price of $38 per Common Share to HPWH TH AG, with 395,000 Common Shares being delivered on September 3, 2020, and 105,000 Common Shares being delivered on September 11, 2020.  A.T. Holdings II received a limited waiver from the Lock-Up Agreement to execute such sales.

On September 28, 2020, the Issuer consummated an underwritten public offering (the “Offering”) of 6,000,000 Common Shares.  Pursuant to the Underwriting Agreement for the Offering, by and among Morgan Stanley & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC, as representatives of the several underwriters of the Offering, the Issuer, A.T. Holdings II and ADC Products, dated September 23, 2020 (the “Underwriting Agreement”), A.T. Holdings II and ADC Products granted the underwriters of the Offering an option (the “Option”) to purchase an additional 900,000 Common Shares in the aggregate at the public offering price of $34 per share, less underwriting discounts and commissions.  The underwriters of the Offering exercised the Option in full and on October 9, 2020, purchased 352,440 Common Shares from A.T. Holdings II and 547,560 Common Shares from ADC Products.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Underwriting Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

ADC Products used proceeds from the sale of Common Shares pursuant to the exercise of the Option to pay in full the amount owed to A.T. Holdings II under the Loan Agreement.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to the terms of the Lock-Up Agreement, the Reporting Persons may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. The Reporting Persons may engage in communications with one or more officers, members of the Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of Common Shares of the Issuer directly held (or held through a nominee), as of the date hereof, by the Reporting Persons.

Holder	Total Number of Common Shares
A.T. Holdings II	17,420,608 Common Shares, including 3,125 Common Shares (held by a nominee) over which A.T. Holdings II has voting and investment power

ADC Products	4,773,122 Common Shares

C.T. Phinco may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the Sole Member of A.T. Holdings II.  Auven Therapeutics may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the Sole Member of C.T. Phinco.  Auven Therapeutics General may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics.  Auven Therapeutics GP may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics General.  Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the Common

Shares beneficially owned by A.T. Holdings II as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics.

A.T. Holdings II may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the 73.77% control person of ADC Products.  C.T. Phinco may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the Sole Member of A.T. Holdings II.  Auven Therapeutics may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the Sole Member of C.T. Phinco.  Auven Therapeutics General may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the general partner of Auven Therapeutics.  Auven Therapeutics GP may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the general partner of Auven Therapeutics General.  Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics.

(c) The disclosure in Item 4 is incorporated herein by reference. Except as disclosed herein, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The form of Underwriting Agreement is incorporated by reference as Exhibit 99.1 to this Amendment No. 1 and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Exhibit	Description

99.1
Form of Underwriting Agreement, by and among Morgan Stanley & Co. LLC, BofA Securities Inc., Cowen and Company, LLC, ADC Therapeutics SA, A.T. Holdings II Sàrl and ADC Products Switzerland Sàrl (incorporated by reference to Exhibit 1.1 to the Issuer’s Form F-1 filed with the SEC on September 21, 2020).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of October 13, 2020
A.T. HOLDINGS II SÁRL
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director

By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director
C.T. PHINCO SÁRL
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Class A Manager

By:	/s/ Viktor Schuh
Name:	Viktor Schuh
Title:	Class B Manager
ADC PRODUCTS SWITZERLAND SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director
By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director

AUVEN THERAPEUTICS HOLDINGS L.P.
By: By:	Auven Therapeutics General L.P., its general partner Auven Therapeutics GP Ltd., its general partner
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director
AUVEN THERAPEUTICS GENERAL L.P.
By:	Auven Therapeutics GP Ltd., its general partner
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director
AUVEN THERAPEUTICS GP LTD.

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

By:	/s/ Stephen Evans-Freke

By:	/s/ Peter B. Corr